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                             June 11, 2020

       Wendy Burton
       Founder & Chair of the Manager
       World Tree USA, LLC
       1910 South Stapley Dr., Suite 221
       Mesa, AZ 85204

                                                        Re: World Tree USA, LLC
                                                            Post-Qualification
Amendment No. 4 to Offering Statement on Form 1-A
                                                            Filed May 28, 2020
                                                            File No. 024-11051

       Dear Ms. Burton:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

       General

   1. We note that you intend to offer the first two million units for $1.25 per unit and the remaining five million
units for $1.50 per unit, which is not permitted under Regulation A.
                                                        Please revise your
offering statement to offer the units at one fixed price for the duration of the offering. Refer
to Rule 251(d)(3)(ii) of Regulation A for further guidance. If you change the offering
price in the future, you should announce any price changes in either a post-qualification
amendment or supplement, depending on the facts and circumstances at the time of the change.
Please refer to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation
                                                        A for further guidance.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Wendy Burton
World Tree USA, LLC
June 11, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Ada Sarmento at 202-551-3798 with any other questions.



                                                          Sincerely,
FirstName LastNameWendy Burton
                                                          Division of
Corporation Finance
Comapany NameWorld Tree USA, LLC
                                                          Office of Life
Sciences
June 11, 2020 Page 2
cc:       Shelly Befumo
FirstName LastName